BC-MN-HO4N

800 Nicollet Mall

Minneapolis, MN 55402

December 18, 2017

VIA EDGAR

Mr. Mark Cowan

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	First American Funds, Inc.
SEC File Nos. 002-74747 and 811-03313
Response to Staff Comments related to Post-Effective Amendment to Registration Statement (No. 92) filed with the Securities and Exchange Commission (“SEC”) on October 13, 2017

Dear Mr. Cowan:

The purpose of this letter is to respond to the disclosure comments transmitted by the SEC Staff on November 29, 2017 regarding the above-referenced amendment to the registration statement for First American Funds, Inc. (“FAF” or the “Registrant”) related to the registration of Class P shares of Government Obligations Fund and Treasury Obligations Fund (each a “Fund” and, collectively, the “Funds”). Following is our response to the comments, which appear in bold-face type below.

Prospectus Comments

1.	Please confirm whether Class P is an “institutional” share class or a “clean” share Class. If a clean share class, please respond to the following comments: (1) If Class P is being offered to intermediaries who impose commissions on sales of Fund shares, then please modify the narrative to the fee table to state that investors may pay brokerage commissions on the purchase and sale of Class P shares, which are not reflected in the expense example. (2) Also, the prospectus should disclose: (i) that an investor transacting in clean shares may be required to pay a commission to a broker; and (ii) if applicable, that shares of the Fund are available in other share classes that are subject to different fees and expenses.

To the Funds’ knowledge, Class P shares will not be offered through financial intermediaries that impose brokerage commissions on the purchase of Class P shares. Accordingly, the Registrant respectfully submits that no revisions to the disclosure are necessary.

2.	In each Fund’s summary prospectus, please revise the disclosure preceding the fund performance bar chart to explain that the performance shown in the bar chart does not reflect sales charges.

In response to the staff’s comment, we have revised the second paragraph of the section “Fund Performance” in each Fund’s Fund Summary as follows:

The bar chart shows you the variability of the fund’s Class A share performance from year to year. The table illustrates the fund’s average annual total returns over the time periods indicated. The bar chart does not reflect sales loads as none are applicable to Class P shares. Performance information for Class P shares will be provided after such shares have one full calendar year of performance.

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3.	Please explain that the returns disclosed in the “Average Annual Total Returns” table are for a class that is not described in the prospectus but that would have substantially similar annual returns because the shares are invested in the same portfolio of securities, and that the annual returns of such share class would differ from the annual returns of the Class P share class only to the extent that the classes do not have the same expenses.

In response to the staff’s comment, we have added a second footnote to the table titled “Average Annual Total Returns” as follows:

2 This table shows the average annual total returns of the fund’s Class A shares. Although Class A and Class P shares would have similar average annual total returns (because all the fund’s shares represent interests in the same portfolio of securities), Class A and Class P average annual total returns would differ to the extent that Class A and Class P are subject to different expenses.

4.	Please explain supplementally whether the administrative services fees received by U.S. Bancorp Asset Management and U.S. Bancorp Fund Services, LLC described in the section “Fund Management—Investment Advisor—Administration Services” vary between the Funds such that they are allocated pro rata between the Funds rather than equally across the Funds. Please also explain where such fees are disclosed in the Funds’ expense tables.

The administrative services fees received by U.S. Bancorp Asset Management and U.S. Bancorp Fund Services, LLC are allocated pro rata between the Funds according to each Fund’s net assets. These fees are include in the “Other Expenses” in each Fund’s expense table.

5.	Under “Shareholder Information—Purchasing and Redeeming Fund Shares,” please clarify whether investors can purchase and redeem shares directly through the Fund as well as through a financial intermediary.

In response to the staff’s comment, the following sentence has been added under both “Additional Summary Information—Purchase and Sale of Fund Shares” and “Shareholder Information—Share Classes”:

Class P shares are not available for purchase directly from the funds.

6.	Under “Shareholder Information—Purchasing and Redeeming Fund Shares—Redemptions In-Kind,” please disclose whether an in-kind redemption would typically be a pro-rata slice of portfolio assets, individual securities, or a representative securities basket.

In response to the staff’s comment, the noted paragraph has been revised as follows:

Generally, all redemptions will be for cash. However, the funds reserve the right to pay all or part of your redemption proceeds in readily marketable securities instead of cash. If payment by a fund is made in securities, the fund will typically select a representative basket of securities and the fund will value the securities selected in the same manner in which it computes its NAV. This process minimizes the effect of large redemptions on the fund and its remaining shareholders. If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon disposition of those securities. In addition, if you receive redemption proceeds in-kind, you will be subject to market gains or losses upon the disposition of those securities.

7.	Please include the financial highlights of at least one existing share class in the standalone prospectus for the Class P shares.

We have revised the prospectus to include the Class A financial highlights.

SAI Comments

1.	Please note that an auditor’s consent is required with the 485(b) filing.

The Registrant acknowledges the staff’s comment.

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If you have any questions or comments regarding any of our responses, please contact me at your earliest convenience at 612-303-7987. Thank you for your help with this filing.

Sincerely,

/s/ Richard J. Ertel

Richard J. Ertel
Secretary
First American Funds, Inc.